EXHIBIT 99.1

NOVADAQ Announces Preliminary Unaudited Fourth Quarter 2016 Revenue and Issues 2017 Revenue Guidance

Secures Up to $60 Million in Financing From MidCap Financial

TORONTO, Jan. 10, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc (NASDAQ:NVDQ) (TSX:NDQ), the leading provider of proven comprehensive fluorescence imaging solutions that improve clinical outcomes and reduce healthcare costs in minimally invasive and open surgeries, today announced preliminary financial results for fourth quarter and full year 2016 and provided 2017 financial guidance. The Company also announced that it has entered into a credit facility with MidCap Financial consisting of a term loan and a revolving line of credit that provide NOVADAQ with financing of up to $60 million.

Preliminary and unaudited revenue for fourth quarter 2016 is expected to be approximately $20.2 million, reflecting growth of 1% over the fourth quarter of 2015. Based on this preliminary estimate, recurring revenue is expected to be $9.5 million which includes sales of consumables, services and components and reflects a 42% year-over-year increase.

Preliminary revenue for full year 2016 is expected to be approximately $80.2 million, reflecting growth of 26% over full year 2015. Revenue for full year 2016 is expected to include approximately $32.9 million in recurring revenue, reflecting a 41% year-over-year increase.

“Our fourth quarter revenue results and preliminary guidance for 2017 reflect strong demand for usage of SPY Technology as well as the shift in our strategic direction toward greater emphasis on procedure expansion and recurring revenue. We believe this evolution of our business model will provide greater sales leverage, broader market accessibility and enhanced revenue visibility,” said Rick Mangat, NOVADAQ’s President and Chief Executive Officer. “We are encouraged by the traction we are gaining with hospitals and other surgical centers as recurring revenues continue to contribute increasingly to total revenue.”

Mr. Mangat continued, “The financing announced today strengthens our balance sheet and ensures adequate capital is available to support our growth initiatives and working capital needs.”

2017 Financial Guidance
NOVADAQ anticipates revenue for full year 2017 to be in the range of $98 million to $102 million, representing growth in the range of 22% to 27% year-over-year. NOVADAQ anticipates recurring revenues for full year 2017 to be in the range of $48 million to $50 million, reflecting growth of 45% to 51% year-over-year.

Credit Facility
NOVADAQ has entered into a credit facility with MidCap Financial consisting of a term loan and a revolving line of credit that provide NOVADAQ with new financing of up to $60 million. Under the terms of the agreement, up to $30 million will be available under a term loan agreement in three equal tranches between closing and December 31, 2018. In addition, the Company has the option to borrow up to $30 million through a revolving line of credit for a term of up to 60 months, with an additional $15 million to be committed if certain conditions are met. NOVADAQ plans to use these loan facilities to strengthen its balance sheet and provide financial flexibility, at a low cost of capital.  Piper Jaffray & Co. acted as sole and exclusive lead arranger and bookrunner in connection with the financing and Morrison and Foerster acted as lead counsel for NOVADAQ.

NOVADAQ management is scheduled to present an update on the Company’s business at the J.P. Morgan Healthcare Conference on Wednesday, January 11, 2017 at 10:30 a.m. Pacific Time. The presentation will be webcast live and archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section.

About NOVADAQ Technologies Inc.
NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 225 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery

About MidCap Financial
MidCap Financial is a middle market-focused, specialty finance firm that provides senior debt solutions to businesses across all industries. The firm’s years of experience, strong balance sheet, and flexibility make it a lender of choice for companies across all stages of growth and complexity. MidCap Financial’s debt solutions focus in five areas: (i) General and Healthcare Asset-Based working capital loans collateralized by third-party accounts receivable and other assets, (ii) Leveraged loans to companies backed by private equity sponsors, (iii) Life Sciences loans to VC-backed and public pharmaceutical, biotech, and medical device companies, (iv) Real Estate loans on all types of commercial properties, medical office buildings, various types of senior housing and skilled nursing properties, and (v) Lender Finance term loans or revolvers provided across the consumer and commercial finance sectors. Additional information about MidCap Financial can be found at www.midcapfinancial.com

Forward-Looking Statements
Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

For more information, please contact:
Lynn Pieper Lewis or Leigh Salvo
(415) 937-5404
investors@novadaq.com